Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business June 30, 2021, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$24,485
Interest-bearing balances		246,726
Securities:
Held-to-maturity securities		260,942
Available-for-sale securities		179,533
Equity Securities with readily determinable fair value not held for trading		11

Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		66
Securities purchased under agreements to resell		69,654
Loans and lease financing receivables:
Loans and leases held for sale		23,048
Loans and leases, net of unearned income	814,518
LESS: Allowance for loan and lease losses	14,938
Loans and leases, net of unearned income and allowance		799,580
Trading Assets		67,985
Premises and fixed assets (including capitalized leases)		10,914
Other real estate owned		148
Investments in unconsolidated subsidiaries and associated companies		13,445
Direct and indirect investments in real estate ventures		68
Intangible assets		30,685
Other assets		49,428

Total assets		$1,776,718

LIABILITIES
Deposits:
In domestic offices		$1,465,966
Noninterest-bearing	559,946
Interest-bearing	906,020
In foreign offices, Edge and Agreement subsidiaries, and IBFs		28,631
Noninterest-bearing	249
Interest-bearing	28,382
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		3,784
Securities sold under agreements to repurchase		5,311

Dollar Amounts In Millions
Trading liabilities	13,392
Other borrowed money
(Includes mortgage indebtedness and obligations under capitalized leases)	41,650
Subordinated notes and debentures	12,084
Other liabilities	33,330

Total liabilities	$1,604,148

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	114,820
Retained earnings	55,913
Accumulated other comprehensive income	1,287
Other equity capital components	0

Total bank equity capital	172,539
Noncontrolling (minority) interests in consolidated subsidiaries	31

Total equity capital	172,570

Total liabilities, and equity capital	$1,776,718

I, Michael P. Santomassimo, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Michael P. Santomassimo
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Directors

Maria R. Morris

Theodore F. Craver, Jr.

Juan A. Pujadas